UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

LUCAS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

549333300

(CUSIP Number)

Alan W. Dreeben

200 Patterson #1008

San Antonio, Texas 78209

Telephone: (210) 824-2507

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Alan W. Dreeben

| 2 |	Check the Appropriate Box if a Member of a Group	(a)☐
(b)☐

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

| 6 |	Citizenship or Place of Organization
United States Citizen

| 7 | Sole Voting Power
1,795,634 shares of Common Stock

Number of Shares	| 8 | Shared Voting Power
Beneficially	-0-
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	1,795,634 shares of Common Stock

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
1,795,634 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
11.6% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
IN

CUSIP No. 549333300

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”) of Lucas Energy, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 450 Gears Road, Suite 860, Houston, Texas 77067.

Item 2. Identity and Background

(a)    This statement is filed by Alan W. Dreeben, an individual, referred to herein as the “Reporting Person”.

Mr. Dreeben was appointed as a member of the Board of Directors of the Company on August 26, 2016.

(b)    The principal business address of Mr. Dreeben is 200 Patterson #1008, San Antonio, Texas 78209.

(c)    The principal occupation of Mr. Dreeben is Partner/Director of Republic National Distributing Company, a wholesale beverage alcohol distributor.

(d)    The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Dreeben is a citizen of the United States of America.

Item 3. Source of Amount of Funds or Other Compensation

Effective August 25, 2016 (the “Closing”), the Company closed the transactions contemplated by that certain Asset Purchase Agreement, entered into between the Company and twenty-three sellers (collectively, the “Sellers”), including Mr. Dreeben, as a Seller, and Segundo Resources, LLC, as a Seller and as a representative of the Sellers named therein (the “Representative”), dated December 31, 2015 (as amended to date, the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company acquired working interests in producing properties and undeveloped acreage in Texas and Oklahoma, including varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region of the United States, and related wells, leases, records, equipment and agreements associated therewith (collectively, the “Assets”), from the Sellers (the “Acquisition”). In consideration for the purchase of the Assets, the Company assumed approximately $30.6 million of commercial bank debt, issued the Sellers (a) 552,000 shares of Series B Redeemable Preferred Stock (“Series B Preferred Stock”)(convertible into 3,941,280 shares of Common Stock, the “Series B Preferred Stock”)) and (b) 13,009,664 shares of restricted Common Stock (of which 1,780,634 shares were issued to Mr. Dreeben); and (ii) paid the Sellers $4,975,000 in cash.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Person may purchase additional securities of the Company or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

CUSIP No. 549333300

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (otherwise than as have already been effected following the Closing);

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Person does not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)	As of the close of business on September 1, 2016, the Reporting Person beneficially owns in aggregate 1,795,634 shares of Common Stock representing 11.6% of the 15,449,206 shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Company’s Transfer Agent on such date.

(b)	Mr. Dreeben holds the sole right to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,795,634 shares of Common Stock.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 549333300

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2016

/s/Alan W. Dreeben

Alan W. Dreeben

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.